                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the Fiscal Year Ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________

COMMISSION FILE NUMBER 1-3187

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         CENTERPOINT ENERGY SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            CENTERPOINT ENERGY, INC.

                              1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm                  Page 1

Financial Statements:
   Statements of Net Assets Available for Benefits, December 31, 2005
   and 2004                                                              Page 2

   Statement of Changes in Net Assets Available for Benefits for the
   Year Ended December 31, 2005                                          Page 3

   Notes to Financial Statements                                         Page 4

Supplemental Schedules:
   Schedule H, line 4a-Schedule of Delinquent Contributions for the
   Year Ended December 31, 2005                                          Page 10

   Schedule H, line 4i-Schedule of Assets (Held at End of Year),
   December 31, 2005                                                     Page 11

Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CenterPoint Energy Savings Plan

We have audited the accompanying statement of net assets available for benefits of the CenterPoint Energy Savings Plan (Plan) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ McConnell & Jones, LLP

Houston, Texas
June 9, 2006

                         CENTERPOINT ENERGY SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                           DECEMBER 31,
                                                 -------------------------------
                                                      2005             2004
                                                 --------------   --------------
ASSETS
   Investments                                   $1,163,864,074   $1,110,861,275
                                                 --------------   --------------
   Participant loans                                 34,276,549       31,923,161
                                                 --------------   --------------

   Receivables:
      Dividends and interest                            890,741        1,217,426
      Pending investment transactions                 4,695,563          945,406
      Employer contributions                         14,413,501          714,040
      Participant contributions                       2,038,490        1,338,580
                                                 --------------   --------------
         Total receivables                           22,038,295        4,215,452
                                                 --------------   --------------
            Total Assets                          1,220,178,918    1,146,999,888
                                                 --------------   --------------

LIABILITIES
   Pending investment transactions                    1,416,604          194,246
   Other                                                328,714          236,684
                                                 --------------   --------------
            Total Liabilities                         1,745,318          430,930
                                                 --------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS                $1,218,433,600   $1,146,568,958
                                                 ==============   ==============

                    See Notes to Plan's Financial Statements.

                         CENTERPOINT ENERGY SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2005

INVESTMENT GAIN:
   Dividends                                      $19,028,584
   Interest                                         6,245,033
   Net appreciation of investments                 42,040,047
                                                  -----------
      Total investment gain                                     $   67,313,664

CONTRIBUTIONS:
   Participant contributions                       41,003,669
   Employer contributions                          47,545,008
                                                  -----------
      Total contributions                                           88,548,677

Administrative expenses                                             (1,994,719)

Plan to plan transfers                                                (203,937)

Benefit payments                                                   (81,799,043)
                                                                --------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                       71,864,642

NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF PERIOD                                           1,146,568,958
                                                                --------------
   END OF PERIOD                                                $1,218,433,600
                                                                ==============

                    See Notes to Plan's Financial Statements.

                         CENTERPOINT ENERGY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF THE PLAN

     Description of the Plan

     The following description of the CenterPoint Energy Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any discrepancy between this summary and the Plan document, the Plan's provisions will govern.

     General

     The Plan is a defined contribution plan covering all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) building trades workers under a construction industry collective bargaining agreement, (b) leased employees, (c) independent contractors or
     (d) non-resident aliens who receive no U.S. sourced income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Active Participants may contribute up to 16% of eligible compensation, as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax contribution up to a total amount of $4,000 for 2005. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, 403(b) annuity plans, 457 governmental plans or conduit Individual Retirement Accounts that have been holding a distribution from a qualified plan. Participants direct their contributions into the various eligible investment options offered by the Plan.

     In general, the employer matching contribution is 75% of the first 6% of eligible compensation that the Participant contributes into the Plan. Additional discretionary matching contributions may be made of up to 50% of the first 6% of eligible compensation that the Participant contributes to the Plan. All employer matching contributions (including the discretionary match) are fully vested at all times.

     Participants may elect to invest all or a portion of their contributions to the Plan in the Company common stock fund. In addition, Participants may elect to have dividends paid on their investment in Company common stock either reinvested in the Company stock fund or paid to them in cash, and they can transfer all or part of their investment in the Company common stock fund to the other investment options offered by the Plan with the exception of the Reliant Energy, Inc. (Reliant Energy) common stock fund. Employer contributions are made in the form of cash and are invested in accordance with Participant elections.

     Contributions are subject to certain limitations.

     Investment Options

     The Plan offered the following investment funds (Funds):

     -    Company Common Stock Fund

     -    Large Company Growth Fund

     -    Large Company Value Fund

     -    International Equity Fund

     -    Balanced Fund

     -    Fixed Income Fund

     -    Stable Value Fund

     -    S&P 500 Index Fund

     -    Small Company Fund

     -    Reliant Energy Common Stock Fund

     -    Vanguard Target Retirement 2005 Fund

     -    Vanguard Target Retirement 2015 Fund

     -    Vanguard Target Retirement 2025 Fund

     -    Vanguard Target Retirement 2035 Fund

     -    Vanguard Target Retirement 2045 Fund

     Upon enrollment in the Plan, Participants may direct contributions (as permitted), in 1% increments, in any of the investment options, except for the Reliant Energy Common Stock Fund which is closed to new contributions. Participants should refer to the Plan prospectus for a detailed description of each investment fund.

     Participant Accounts

     Individual accounts are maintained for each Participant. Each Participant's account is credited with the Participant's contributions and with allocations of the Company contributions and Plan earnings. Each Participant's account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.

     Vesting and Forfeitures

     Participants are vested immediately in all contributions plus actual earnings thereon. As a result, there are no forfeitures available to reduce employer contributions.

     Participant Loans

     A Participant may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant's vested account balance under the Plan.

     The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loans are made. Loans may be repaid over a period of up to five years and are subject to a $25 origination fee. The minimum loan amount is $500. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant loans fund.

     Payment of Benefits

     Upon termination, a Participant whose account exceeds $1,000 may elect, upon written request at any time, to receive a distribution in a single lump sum payment or fixed monthly, quarterly, semi-annually or annual installments over a period of ten years or less. The Participant may have the above selected distribution option paid in the form of cash, Company or Reliant Energy common stock or in any combination.

     Generally, to the extent a Participant has not requested a distribution by the time he reaches age 70 1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the Internal Revenue Code of 1986, as amended (Code). Immediate lump sum distributions are made for accounts which do not exceed $1,000.

     A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, rollover contributions in the Plan and associated earnings. A Participant who is under age 59 1/2 and has less than five years of service who withdraws matched after-tax contributions will be suspended from Plan participation for six months.

     A Participant who is age 59 1/2 or older may make unlimited withdrawals from pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and the associated earnings.

     Administration

     The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Hewitt Associates is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan administrator. The Committee retains an independent investment consultant to provide investment advice with respect to the Funds. The fees charged by the Trustee and the investment consultant are paid by the Trustee out of the Funds.

     Termination of the Plan

     Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

2.   ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Investment Valuation and Income Recognition

     The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements except for stable value investments that are reflected at book value (see Note 4). The fair value for securities are based on quoted market prices in an active market. Fair value for mutual and institutional funds are determined using the net asset value of each fund as of the financial statement dates. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein as well as certain disclosures. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for investments in Company common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan's investments.

3.   INVESTMENTS

     The following presents investments that represent five percent or more of the Plan's net assets available for benefits.

                                                                 DECEMBER 31,
                                                         ---------------------------
                                                             2005           2004
                                                         ------------   ------------
Company common stock, 27,720,006 and 27,565,537
   shares, respectively                                  $356,202,077   $311,490,568
Reliant Energy common stock, 8,766,917 and 10,070,967
   shares                                                  90,474,583    137,468,700
PIMCO Total Return Fund, 6,808,085 and 9,107,057
   shares, respectively                                    71,484,891     97,172,302
Barclays Global Investors Equity Index Fund, 5,017,019
   and 5,139,414 shares, respectively                      89,704,294     87,524,213

     During 2005 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stocks                 $15,760,127
Common or collective trusts    16,452,097
Mutual funds                    9,827,823
                              -----------
                              $42,040,047
                              ===========

     As detailed above, the Plan has significant holdings of Company common stock. As a result, the values of the Plan's investments may be materially impacted by the changes in fair value related to this security.

4.   STABLE VALUE FUND

     The Company has a Stable Value Fund that has investments in synthetic guaranteed investment contracts as well as short and intermediate-term fixed income investments. The contract value and fair value of the fund were $120,196,385 and $118,053,146, respectively as of December 31, 2005.
     Total interest income of the Stable Value Fund totaled $4,667,100 for the year ended December 31, 2005.

     The crediting interest rates ranged from 3.8% to 4.3% for the year ended December 31, 2005. The fund's blended rate of return was 4.1% in 2005.

     The crediting rates for synthetic contracts are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio value, current yield to maturity, duration and market value relative to the synthetic contract's book value.

5.   TAX STATUS

     The Internal Revenue Service (IRS) has determined and informed the Company by letter dated April 2, 2001 that the Plan is qualified and the trust fund established is tax-exempt under the appropriate sections of the Code. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator and the Plan sponsor's counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the Code.

6.   RELATED PARTY TRANSACTIONS

     During 2005, the Plan purchased and sold shares of the Company's common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

                                                                        2005
                                                                    ------------
Purchases Company common stock                                      $ 41,834,084
          Northern Trust collective short-term investment fund       301,162,848

Sales     Company common stock                                      $ 37,490,737
          Northern Trust collective short-term investment fund       304,000,076

7.   TRANSFER OF PLAN ASSETS

     In July 2004, the Company announced its agreement to sell its majority owned subsidiary, Texas Genco Holdings, Inc. (Texas Genco), to Texas Genco LLC (formerly known as GC Power Acquisition LLC), an entity owned in equal parts by affiliates of the Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. and Texas Pacific Group. Associated with the sale agreement, the Company created a stand-alone savings plan for Plan participants impacted by the Texas Genco sale and initiated during October 2004 a plan-to-plan asset transfer totaling $224,724,975.

     During 2005, the Plan transferred an additional $203,937 in plan assets to Texas Genco Savings Plan. The Committee believes that the asset transfer was a tax-exempt transaction under the Code.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     In August 2005, the plan sponsor made an additional employer contribution of $13,063,871 that is reflected on Form 5500 but not on the financial statements as of and for the year ended December 31, 2004.

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                    DECEMBER 31, 2005   DECEMBER 31, 2004
                                                    -----------------   -----------------
Net assets available for benefits per the
   financial statements                               $1,218,433,600      $1,146,568,958
Employer contribution                                             --          13,063,871
                                                      --------------      --------------
Net assets available for benefits per Form 5500       $1,218,433,600      $1,159,632,829
                                                      ==============      ==============

     The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2005:

Employer contributions per the financial statements             $ 47,545,008
Less: Employer contribution reflected on prior year Form 5500    (13,063,871)
                                                                ------------
Employer contributions per Form 5500                            $ 34,481,137
                                                                ============

9.   EXCESS CONTRIBUTIONS

     Benefit payments of $81,799,043 for the plan year ended December 31, 2005 include distributions of $339,797 made to certain Participants to refund excess deferral contributions to satisfy the relevant nondiscrimination provisions of the Plan for the prior year. The Plan also expects to refund $226,534 in 2006 related to excess contributions for plan year 2005.

                         CENTERPOINT ENERGY SAVINGS PLAN
                             EIN 74-0694415 PLAN 015
                               SCHEDULE H, LINE 4A
                SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2005

                                Total that constitute nonexempt prohibited transactions
             Participant    ---------------------------------------------------------------
            contributions                                                   Contributions
             transferred    Contributions not        Contributions       pending correction   Total corrected under
Plan Year   late to plan        corrected       corrected outside VFCP         in VFCP         VFCP and PTE 2002-51
---------   -------------   -----------------   ----------------------   ------------------   ---------------------
2005           $67,412              --                 $67,412                     --                    --

                         CENTERPOINT ENERGY SAVINGS PLAN
                             EIN 74-0694415 PLAN 015
                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2005

                                                (C) DESCRIPTION OF INVESTMENT INCLUDING
        (B) IDENTITY OF ISSUE, BORROWER,            MATURITY DATE, RATE OF INTEREST,           (E) CURRENT
(A)          LESSOR OR SIMILAR PARTY               COLLATERAL, PAR OR MATURITY VALUE              VALUE
---   ------------------------------------   ---------------------------------------------   --------------
      COMMON OR COLLECTIVE TRUSTS
      BARCLAYS GLOBAL INVESTORS              BGI EQUITY INDEX FUND                           $   89,704,294
      BARCLAYS GLOBAL INVESTORS              BGI RUSSELL 1000 GROWTH FUND                        25,983,637
      BARCLAYS GLOBAL INVESTORS              BGI RUSSELL 1000 VALUE FUND                         32,700,208
      BARCLAYS GLOBAL INVESTORS              BGI RUSSELL 2000 INDEX FUND                          8,332,971
      CAPITAL GUARDIAN                       CAPITAL GUARDIAN INTERNATIONAL (NON-US)
                                             EQUITY FUND                                         35,118,648
      CAPITAL GUARDIAN                       CAPITAL GUARDIAN U.S. SMALL CAPITALIZATION
                                             FUND                                                 8,045,092
      CAPITAL GUARDIAN                       CAPITAL GUARDIAN US GROWTH EQUITY FUND              43,199,868
      MELLON BANK                            EB DAILY LIQUIDITY AGGREGATE BOND FUND              29,598,266
      NORTHERN TRUST                         NORTHERN TRUST COLLECTIVE SHORT-TERM
                                             INVESTMENT FUND                                      7,876,803
      SEI                                    SEI STABLE ASSET FUND                                7,465,643
                                                                                             --------------
      SUBTOTAL                                                                                  288,025,430
                                                                                             --------------

      COMMON STOCKS
      AT ROAD INC                            COMMON STOCK                                            79,234
      1ST REPUBLIC BANK CORP                 COMMON STOCK                                           203,555
      ABBOT LABS                             COMMON STOCK                                           981,807
      ABERCROMBIE & FITCH                    COMMON STOCK CLASS A                                   423,670
      ABOBE SYTEMS INC                       COMMON STOCK                                           232,848
      ACCENTURE LTD BERMUDA                  COMMON STOCK CLASS A                                   435,937
      ACTUANT CORP                           COMMON STOCK CLASS A                                   117,180
      ADVANCE AUTO PARTS INC                 COMMON STOCK                                            96,047
      ADVANCED DIGITAL INFORMATION CORP      COMMON STOCK                                            77,733
      ADVANTA CORP                           COMMON STOCK CLASS A                                   162,200
      ADVENT SOFTWARE INC COM STK            COMMON STOCK                                            51,749
      ADVISORY BOARD CO                      COMMON STOCK                                            48,147
      AFFILIATED MANAGERS GROUP INC          COMMON STOCK                                           121,980
      AIR PRODUCTS & CHEMICALS INC           COMMON STOCK                                           290,031
      AKAMAI TECHNOLOGIES INC COM STK        COMMON STOCK                                           136,919
      ALAMOSA HOLDINGS INC                   COMMON STOCK                                           789,064
      ALERIS INTL INC COM COM                COMMON STOCK                                            82,534
      ALEXANDER & BALDWIN INC COM            COMMON STOCK                                           111,192
      ALEXANDRIA REAL ESTATE EQUITIES INC    COMMON STOCK                                           143,290
      ALLEGHENY TECHNOLOGIES INC             COMMON STOCK                                            85,149
      ALLETE INC                             COMMON STOCK                                           108,680
      ALLIANCE DATA SYSTEMS CORP             COMMON STOCK                                            65,504
      ALTERA CORP                            COMMON STOCK                                           528,105
      ALTRIA GROUP INC                       COMMON STOCK                                           911,584
      AMERCO                                 COMMON STOCK                                           164,274
      AMERICAN INTERNATIONAL GROUP INC       COMMON STOCK                                           798,291
      AMERITRADE HOLDING CORP                COMMON STOCK                                           180,000
      AMERN COMMERCIAL LINES INC             COMMON STOCK                                           118,434

                         CENTERPOINT ENERGY SAVINGS PLAN
                             EIN 74-0694415 PLAN 015
                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2005

                                                (C) DESCRIPTION OF INVESTMENT INCLUDING
        (B) IDENTITY OF ISSUE, BORROWER,            MATURITY DATE, RATE OF INTEREST,           (E) CURRENT
(A)          LESSOR OR SIMILAR PARTY               COLLATERAL, PAR OR MATURITY VALUE              VALUE
---   ------------------------------------   ---------------------------------------------   --------------
      AMETEK INC NEW COM                     COMMON STOCK                                            78,274
      AMGEN INC                              COMMON STOCK                                         1,127,698
      AMLYLIN PHARMACEUTICALS INC            COMMON STOCK                                           319,360
      AMR CORP                               COMMON STOCK                                            82,918
      ANALOGIC CORP                          COMMON STOCK PAR $.05                                  173,695
      APEX SILVER MINE LTD COM STK           COMMON STOCK                                            97,944
      APOLLO INVESTMENT CORP                 COMMON STOCK                                            81,044
      AQUA AMERICA INC                       COMMON STOCK                                           113,459
      AQUANTIVE INC                          COMMON STOCK                                            82,787
      ARCH COAL INC                          COMMON STOCK                                           103,350
      ARRIS GROUP INC                        COMMON STOCK                                            49,717
      ASTEC INDS INC                         COMMON STOCK                                           107,451
      ATMI INC                               COMMON STOCK                                            53,423
      AVERY DENNISON CORP                    COMMON STOCK                                           386,890
      AVIALL INC                             COMMON STOCK                                            59,328
      BALL CORP                              COMMON STOCK                                           452,808
      BANK OF HAWAII CORP                    COMMON STOCK                                            76,279
      BAXTER INTERNATIONAL INC               COMMON STOCK                                           606,165
      BENCHMARK ELECTRONICS INC              COMMON STOCK                                            57,171
      BEVERLY HILLS BANCORP                  COMMON STOCK                                            45,524
      BIOMED REALTY TRUST INC                COMMON STOCK                                           125,660
      BISYS GROUP INC                        COMMON STOCK                                           330,636
      BLUE COAT SYSTEMS INC                  COMMON STOCK                                            48,463
      BOEING CO                              COMMON STOCK                                           575,968
      BRIGHTPOINT INC                        COMMON STOCK                                           175,947
      BROADCOM CORP                          COMMON STOCK CLASS A                                   424,350
      C H ROBINSON WORLDWIDE INC             COMMON STOCK                                           436,954
      CANADIAN NATIONAL RAILWAY CO           COMMON STOCK                                           383,952
      CAPITALSOURCE INC                      COMMON STOCK                                           745,920
      CARDINAL HEALTH INC                    COMMON STOCK                                           859,375
      CARRIZO OIL & GAS INC                  COMMON STOCK                                            48,184
      CASEYS GEN STORES INC                  COMMON STOCK                                           151,032
      CATERPILLAR INC                        COMMON STOCK                                           410,167
      CB RICHARD ELLIS GROUP INC             COMMON STOCK CLASS A                                    98,279
 *    CENTERPOINT ENERGY INC                 COMMON STOCK                                       356,202,077
      CEPHALON INC                           COMMON STOCK                                           622,799
      CERNER CORP                            COMMON STOCK                                           130,001
      CHEESECAKE FACTORY INC                 COMMON STOCK                                            75,902
      CLEVELAND CLIFFS                       COMMON STOCK PAR $1.00                                 139,941
      CNET NETWORKS INC                      COMMON STOCK                                            96,513
      COGENT INC                             COMMON STOCK                                            46,721
      COLDWATER CREEK INC                    COMMON STOCK                                            81,515
      COLONIAL BANCGROUP INC                 COMMON STOCK                                            64,552
      COLUMBIA EQUITY TRUST INC              COMMON STOCK                                            93,993
      COMCAST CORP                           COMMON STOCK CLASS A                                   159,278
      COMMUNITY HEALTH SYSTEMS INC           COMMON STOCK                                           101,601
      COMPUWARE CORP                         COMMON STOCK                                           283,452

                         CENTERPOINT ENERGY SAVINGS PLAN
                             EIN 74-0694415 PLAN 015
                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2005

                                                (C) DESCRIPTION OF INVESTMENT INCLUDING
        (B) IDENTITY OF ISSUE, BORROWER,            MATURITY DATE, RATE OF INTEREST,           (E) CURRENT
(A)          LESSOR OR SIMILAR PARTY               COLLATERAL, PAR OR MATURITY VALUE              VALUE
---   ------------------------------------   ---------------------------------------------   --------------
      COMSTOCK RESOURCES INC                 COMMON STOCK                                           154,381
      CONSOLIDATED GRAPHICS INC              COMMON STOCK                                           126,398
      CONSTELLATION BRANDS                   COMMON STOCK CLASS A                                 1,537,078
      CON-WAY INC                            COMMON STOCK                                           363,285
      CORNING INC                            COMMON STOCK                                           988,898
      CORPORATE OFFICE PROPERTIES TRUST      COMMON STOCK                                           128,655
      COVANCE INC                            COMMON STOCK                                            93,701
      COVANTA HOLDINGS CORP                  COMMON STOCK                                           111,745
      CROWN CASTLE INTL CORP                 COMMON STOCK                                            54,896
      CROWN HLDGS INC                        COMMON STOCK                                           100,384
      DADE BEHRING HLDGS INC                 COMMON STOCK                                           106,723
      DAVITA INC                             COMMON STOCK                                           102,799
      DELL INC                               COMMON STOCK                                         1,367,544
      DELPHI FINANCIAL GROUP INC             COMMON STOCK CLASS A                                    89,259
      DIAMOND FOODS INC                      COMMON STOCK                                            60,496
      DOMINOS PIZZA INC                      COMMON STOCK                                           121,484
      DRESS BARN INC                         COMMON STOCK                                            58,301
      DRS TECHNOLOGIES INC                   COMMON STOCK                                           121,351
      DST SYSTEMS INC                        COMMON STOCK                                           527,208
      DSW INC                                COMMON STOCK CLASS A                                    96,490
      E W BANCORP INC                        COMMON STOCK                                            70,061
      EASTGROUP PROPERTIES INC               COMMON STOCK                                           146,318
      EATON VANCE CORP                       COMMON STOCK NON-VOTING                                 62,654
      EDO CORP                               COMMON STOCK                                            97,687
      EL PASO ELECTRIC CO                    COMMON STOCK                                           106,462
      ELAN CORP PLC                          ADR                                                    126,763
      ELECTRONIC ARTS INC                    COMMON STOCK                                           627,720
      ELECTRONICS FOR IMAGING INC            COMMON STOCK                                           104,843
      ELI LILLY & CO                         COMMON STOCK                                           848,850
      ENDO PHARMACEUTICALS HOLDINGS INC      COMMON STOCK                                           132,236
      ENERGEN CORP                           COMMON STOCK                                            87,168
      F5 NETWORKS INC                        COMMON STOCK                                            82,354
      FAIRCHILD SEMICONDUCTOR INTL INC       COMMON STOCK                                           568,007
      FDRY NETWORKS INC                      COMMON STOCK                                           163,648
      FIDELITY BANKSHARES INC                COMMON STOCK                                           146,169
      FIDELITY BANKSHARES INC                COMMON STOCK                                            93,195
      FL ROCK INDS INC                       COMMON STOCK                                            63,778
      FLOWERS FOODS INC                      COMMON STOCK                                           118,784
      FORREST LAB INC                        COMMON STOCK                                           532,908
      FOSTER WHEELER LTD                     COMMON STOCK                                            55,538
      FOUNDATION COAL HOLDINGS INC           COMMON STOCK                                           142,880
      FPIC INSURANCE GROUP INC               COMMON STOCK                                           126,308
      FREESCALE SEMICONDUCTOR INC            COMMON STOCK CLASS B                                        25
      FREIGHTCAR AMERICA INC                 COMMON STOCK                                            61,062
      FTI CONSULTING INC                     COMMON STOCK                                           190,159
      GAMESTOP CORP                          COMMON STOCK CLASS A                                    71,913
      GAP INC                                COMMON STOCK                                           195,804

                         CENTERPOINT ENERGY SAVINGS PLAN
                             EIN 74-0694415 PLAN 015
                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2005

                                                (C) DESCRIPTION OF INVESTMENT INCLUDING
        (B) IDENTITY OF ISSUE, BORROWER,            MATURITY DATE, RATE OF INTEREST,           (E) CURRENT
(A)          LESSOR OR SIMILAR PARTY               COLLATERAL, PAR OR MATURITY VALUE              VALUE
---   ------------------------------------   ---------------------------------------------   --------------
      GARDNER DENVER INC                     COMMON STOCK                                           134,589
      GASCO ENERGY INC                       COMMON STOCK                                            37,613
      GATX CORP                              COMMON STOCK                                            66,387
      GAYLORD ENTERTAINMENT CO               COMMON STOCK                                            92,411
      GEN CABLE CORP                         COMMON STOCK                                            56,539
      GENERAL ELECTRIC CO                    COMMON STOCK                                         2,124,030
      GERBER SCIENTIFIC INC                  COMMON STOCK                                           117,137
      GILEAD SCIENCES INC                    COMMON STOCK                                           515,774
      GLOBAL PAYMENTS INC                    COMMON STOCK                                           179,448
      GMX RESOURCES INC                      COMMON STOCK                                            75,240
      GOLDEN WEST FINANCIAL CORP             COMMON STOCK                                           660,000
      GOOGLE INC                             COMMON STOCK CLASS A                                   985,293
      GRANT PRIDECO INC                      COMMON STOCK                                            62,209
      GREENHILL & CO INC                     COMMON STOCK                                           126,360
      GRIFFON CORP                           COMMON STOCK                                           157,384
      GYMBOREE CORP                          COMMON STOCK                                            73,008
      HALLIBURTON CO                         COMMON STOCK                                           805,480
      HANMI FINANCIAL CORP                   COMMON STOCK                                            53,759
      HANOVER INSURANCE GROUP INC            COMMON STOCK                                           141,600
      HANSEN NATURAL CORP                    COMMON STOCK                                           102,453
      HARSCO CORP                            COMMON STOCK                                            95,864
      HAWK CORP                              COMMON STOCK CLASS A                                   126,309
      HCC INS HOLDINGS INC                   COMMON STOCK                                           100,615
      HEIDRICK & STRUGGLES INTL INC          COMMON STOCK                                            60,254
      HERBALIFE LTD                          COMMON STOCK                                            70,894
      HERITAGE COMM CORP                     COMMON STOCK                                           150,070
      HERSHEY CO                             COMMON STOCK                                           331,500
      HORIZON HEALTH CORP                    COMMON STOCK                                            40,055
      HYDRIL CO                              COMMON STOCK                                           130,208
      ILLINOIS TOOL WORKS INC                COMMON STOCK                                           527,940
      INDYMAC BANCORP INC                    COMMON STOCK                                           491,652
      INTEL CORP                             COMMON STOCK                                         1,170,624
      INTERGRAPH CORP                        COMMON STOCK                                            67,243
      INTERNATIONAL BUSINESS MACHINES CORP   COMMON STOCK                                           937,080
      INTRADO INC                            COMMON STOCK                                            43,278
      INVESTMENT TECHOLOGY GROUP INC         COMMON STOCK                                           153,101
      ITRON INC                              COMMON STOCK                                            60,861
      JACOBS ENGR GROUP INC                  COMMON STOCK                                            71,942
      JARDEN CORP                            COMMON STOCK                                            61,807
      JDS UNIPHASE CORP                      COMMON STOCK                                            99,993
      JEFFERIES GROUP INC                    COMMON STOCK                                            52,177
      JLG INDUSTRIES INC                     COMMON STOCK                                            80,818
      JONES LANG LASALLE INC                 COMMON STOCK                                            90,630
      JOY GLOBAL INC                         COMMON STOCK                                           165,600
      KAMAN CORP                             COMMON STOCK                                            98,647
      KANSAS CITY SOUTHERN                   COMMON STOCK                                            75,489
      KEYSTONE AUTOMOTIVE INDUSTIRES INC     COMMON STOCK                                            96,644

                         CENTERPOINT ENERGY SAVINGS PLAN
                             EIN 74-0694415 PLAN 015
                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2005

                                                (C) DESCRIPTION OF INVESTMENT INCLUDING
        (B) IDENTITY OF ISSUE, BORROWER,            MATURITY DATE, RATE OF INTEREST,           (E) CURRENT
(A)          LESSOR OR SIMILAR PARTY               COLLATERAL, PAR OR MATURITY VALUE              VALUE
---   ------------------------------------   ---------------------------------------------   --------------
      KILROY REALTY CORP                     COMMON STOCK                                           187,557
      KIRBY CORP                             COMMON STOCK                                           111,122
      KOHLS CORP                             COMMON STOCK                                           840,780
      LADISH INC                             COMMON STOCK                                           120,243
      LAIDLAW INTL INC                       COMMON STOCK                                            77,356
      LAM RESEARCH CORP                      COMMON STOCK                                            50,666
      LANCE INC                              COMMON STOCK                                           108,613
      LAS VEGAS SANDS CORP                   COMMON STOCK                                           335,495
      LASALLE HOTEL PROPERTIES               COMMON STOCK                                            75,276
      LEAP WIRELESS INTL INC                 COMMON STOCK                                           103,412
      LENNOX INTL INC                        COMMON STOCK                                           107,442
      LIBERTY GLOBAL INC                     COMMON STOCK SERIES A                                  312,750
      LIBERTY GLOBAL INC                     COMMON STOCK SERIES C                                  294,680
      LIONBRIDGE TECHNOLOGIES INC            COMMON STOCK                                            61,004
      LOCKHEAD MARTIN CORP                   COMMON STOCK                                           254,520
      LONE STAR TECHNOLOGIES INC             COMMON STOCK                                           127,600
      MAGUIRE PPTYS INC                      COMMON STOCK                                           117,420
      MARKETAXESS HOLDINGS INC               COMMON STOCK                                           132,016
      MCDERMOTT INTL INC                     COMMON STOCK PAR $1.00                                 128,923
      MCKESSON CORP                          COMMON STOCK                                         1,104,026
      MDU RESOURCES GROUP INC                COMMON STOCK                                            64,498
      MEDTRONIC INC                          COMMON STOCK                                           995,961
      MERCURTY INTERACTIVE CORP              COMMON STOCK                                           575,253
      MERITAGE HOMES CORP                    COMMON STOCK                                           780,208
      MICHAELS STORES INC                    COMMON STOCK                                           509,328
      MICROSEMI CORP                         COMMON STOCK                                            89,065
      MICROSOFT CORP                         COMMON STOCK                                         1,948,175
      MILLENNIUM PHARMACEUTICALS INC         COMMON STOCK                                           595,580
      MONEYGRAM INTL INC                     COMMON STOCK                                            83,978
      MONSTER WORLDWIDE INC                  COMMON STOCK                                           119,194
      MPS GROUP INC                          COMMON STOCK                                            60,968
      NAM TAI ELECTRONICS INC                COMMON STOCK PAR $.01                                   78,525
      NASDAQ STK MKT INC                     COMMON STOCK                                           526,293
      NELNET INC                             COMMON STOCK CLASS A                                    85,835
      NET 1 UEPS TECHNOLOGIES INC            COMMON STOCK                                            77,030
      NII HLDGS INC                          COMMON STOCK CLASS B                                   164,237
      NIKE INC                               COMMON STOCK CLASS B                                   381,876
      NOBLE ENERGY INC                       COMMON STOCK                                           419,120
      NOKIA CORP                             ADR                                                  1,196,820
      NORDSON CORP                           COMMON STOCK                                           118,694
      OFFICE DEPOT INC                       COMMON STOCK                                           342,260
      OHIO CAS CORP                          COMMON STOCK                                           133,954
      OIL STS INTL INC                       COMMON STOCK                                           150,163
      OMNICARE INC                           COMMON STOCK                                           157,355
      OMNICOM GROUP INC                      COMMON STOCK                                           263,903
      OPENWAVE SYS INC                       COMMON STOCK                                            91,368
      OREGON STL MLS INC                     COMMON STOCK                                           197,408

                         CENTERPOINT ENERGY SAVINGS PLAN
                             EIN 74-0694415 PLAN 015
                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2005

                                                (C) DESCRIPTION OF INVESTMENT INCLUDING
        (B) IDENTITY OF ISSUE, BORROWER,            MATURITY DATE, RATE OF INTEREST,           (E) CURRENT
(A)          LESSOR OR SIMILAR PARTY               COLLATERAL, PAR OR MATURITY VALUE              VALUE
---   ------------------------------------   ---------------------------------------------   --------------
      ORIENT-EXPRESS HOTELS COM              COMMON STOCK                                           113,472
      OSHKOSH TRUCK CORP                     COMMON STOCK                                            43,698
      PHH CORP COM                           COMMON STOCK                                           118,525
      PHOENIX COMPANIES INC                  COMMON STOCK                                           111,575
      PIONEER DRILLING CO                    COMMON STOCK                                           119,593
      PLATINUM UNDERWRITERS HOLDINGS INC     COMMON STOCK PAR $.01                                  150,068
      PLAYTEX PRODS INC                      COMMON STOCK                                            48,802
      POLO RALPH LAUREN CORP                 COMMON STOCK CLASS A                                   135,859
      POLYMEDICA CORP                        COMMON STOCK                                            88,696
      POWERWAVE TECHNOLOGIES INC             COMMON STOCK                                            75,294
      PRIVATEBANCORP INC                     COMMON STOCK                                            58,691
      PROCTER & GAMBLE CO                    COMMON STOCK                                         2,295,926
      PROVIDENT BANKSHARES CORP              COMMON STOCK                                            87,127
      QUALCOMM INC                           COMMON STOCK                                         1,107,156
      R H DONNELLEY CORP                     COMMON STOCK                                           132,483
      RANGE RES CORP                         COMMON STOCK                                           129,988
      RC2 CORP                               COMMON STOCK                                            51,859
      RED HAT INC                            COMMON STOCK                                            56,659
      RELIANT ENERGY INC                     COMMON STOCK                                        90,474,583
      RES CONNECTION INC                     COMMON STOCK                                            70,362
      RESMED INC                             COMMON STOCK                                           106,502
      RESOURCES CONNECTION INC               COMMON STOCK                                           469,080
      ROCKWELL COLLINS INC                   COMMON STOCK                                           181,233
      ROPER INDS INC                         COMMON STOCK                                           118,925
      ROYAL CARIBBEAN CRUISES                COMMON STOCK                                           423,564
      SAFENET INC                            COMMON STOCK                                            68,951
      SALESFORCE.COM INC                     COMMON STOCK                                           112,816
      SCHEIN HENRY INC                       COMMON STOCK                                            77,243
      SCHERING-PLOUGH CORP                   COMMON STOCK                                         1,442,820
      SCIENTIFIC GAMES CORP                  COMMON STOCK                                            88,387
      SCRIPPS E W INC                        COMMON STOCK CLASS A                                   283,318
      SEALED AIR CORP                        COMMON STOCK                                           269,616
      SEI INVTS CO                           COMMON STOCK                                            95,830
      SELECTIVE INSURANCE GROUP INC          COMMON STOCK                                            66,906
      SIGNATURE BANK                         COMMON STOCK                                           122,666
      SILICON LABORATORIES INC               COMMON STOCK                                            90,917
      SOUND FEDERAL BANCORP INC              COMMON STOCK                                            75,063
      SOUTHWESTER AIRLINES CO                COMMON STOCK                                           257,951
      SOUTHWESTERN ENERGY CO                 COMMON STOCK                                            97,038
      SPRINT-NEXTEL CORP                     COMMON STOCK                                                23
      STAPLES INC                            COMMON STOCK                                         1,130,958
      STATE STREET CORP                      COMMON STOCK                                           343,728
      STD MICROSYSTEMS CORP                  COMMON STOCK                                           113,326
      SUNSTONE HOTEL INVESTORS INC           COMMON STOCK                                            80,241
      SVB FINANCIAL GROUP                    COMMON STOCK                                           129,278
      TALBOTS INC                            COMMON STOCK                                           178,048
      TARGET CORP                            COMMON STOCK                                           175,904

                         CENTERPOINT ENERGY SAVINGS PLAN
                             EIN 74-0694415 PLAN 015
                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2005

                                                (C) DESCRIPTION OF INVESTMENT INCLUDING
        (B) IDENTITY OF ISSUE, BORROWER,            MATURITY DATE, RATE OF INTEREST,           (E) CURRENT
(A)          LESSOR OR SIMILAR PARTY               COLLATERAL, PAR OR MATURITY VALUE              VALUE
---   ------------------------------------   ---------------------------------------------   --------------
      TAYLOR CAP GROUP INC                   COMMON STOCK                                            82,820
      TEKTRONIX INC                          COMMON STOCK                                           169,260
      TELLABS INC                            COMMON STOCK                                            94,503
      TESORO                                 TESORO CORP                                             90,478
      T-HQ INC                               COMMON STOCK                                           111,737
      TIDEWATER INC                          COMMON STOCK                                            52,463
      TIM PARTICIPACOES S A                  ADR                                                     49,043
      TIME WARNER INC                        COMMON STOCK                                           191,840
      TITANIUM METALS CORP                   COMMON STOCK                                            72,116
      TODCO                                  COMMON STOCK CLASS A                                    73,075
      TOO INC                                COMMON STOCK                                           102,402
      TRANSACTION SYSTEMS ARCHITECTS INC     COMMON STOCK                                            54,125
      TRIDENT MICROSYSTEMS INC               COMMON STOCK                                            81,180
      UMB FINANCIAL CORP                     COMMON STOCK                                           109,925
      UNITED AMERIC INDEMITY LTD             COMMON STOCK                                           109,793
      UNITED TECHNOLOGIES CORP               COMMON STOCK                                           665,329
      UNITEDHEALTH GROUP INC                 COMMON STOCK                                         1,323,582
      UNITEDTHERAPEUTICS CORP                COMMON STOCK                                            53,914
      URBAN OUTFITTERS INC COM               COMMON STOCK                                            65,047
      VALUECLICK INC                         COMMON STOCK                                            70,629
      VARIAN SEMICONDUCTOR EQUIPMENT ASSOC
      INC                                    COMMON STOCK                                           173,963
      VIRGINIA COMMERCE BANCORP INC          COMMON STOCK                                           110,251
      VIROPHARMA INC                         COMMON STOCK                                            74,386
      WA GROUP INTL INC                      COMMON STOCK                                           143,019
      WABTEC CORP                            COMMON STOCK                                           105,986
      WALTER INDS INC                        COMMON STOCK                                           375,386
      WD 40 CO                               COMMON STOCK                                            77,730
      WELLCARE HLTH PLANS INC                COMMON STOCK                                           108,253
      WESCO INTL INC                         COMMON STOCK                                           130,754
      WEST PHARMACEUTICAL SERVICES INC       COMMON STOCK                                           132,158
      WESTERN GAS RESOURCES INC              COMMON STOCK                                            52,741
      WILLIAMS SONOMA INC                    COMMON STOCK                                           100,971
      WINTRUST FINANCIAL CORP                COMMON STOCK                                            79,056
      WITNESS SYS INC                        COMMON STOCK                                            75,533
      WOLVERINE WORLD WIDE INC               COMMON STOCK                                            83,102
      WORLD FUEL SERVICE                     COMMON STOCK PAR $.01                                   44,173
      WSFS FINANCIAL CORP                    COMMON STOCK                                            80,238
      XEROX CORP                             COMMON STOCK                                           564,025
      XM SATELLITE RADIO HOLDINGS            COMMON STOCK CLASS A                                   341,000
      XTO ENERGY INC                         COMMON STOCK                                           333,944
      YAHOO INC                              COMMON STOCK                                           952,074
      YUM BRANDS INC                         COMMON STOCK                                           375,040
                                                                                             --------------
      SUBTOTAL                                                                                  523,031,776
                                                                                             --------------

                         CENTERPOINT ENERGY SAVINGS PLAN
                             EIN 74-0694415 PLAN 015
                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2005

                                                (C) DESCRIPTION OF INVESTMENT INCLUDING
        (B) IDENTITY OF ISSUE, BORROWER,            MATURITY DATE, RATE OF INTEREST,           (E) CURRENT
(A)          LESSOR OR SIMILAR PARTY               COLLATERAL, PAR OR MATURITY VALUE              VALUE
---   ------------------------------------   ---------------------------------------------   --------------
      MUTUAL FUNDS
      ADVISORS INNER CIRCLE                  LSV VALUE EQUITY FUND                               43,628,680
      ISHARES                                RUSSELL 1000 GROWTH INDEX FUND                         907,978
      LOOMIS SAYLES                          LOOMIS SAYLES FIXED INCOME FUND                     30,299,384
      PIMCO                                  PIMCO TOTAL RETURN FUND                             71,484,891
      SELECTIVE AMERICAN SHARES              SELECTED AMERICAN SHARES FUND                       53,738,398
      TEMPLETON INVESTMENTS                  TEMPLETON INSTITUTIONAL FOREIGN EQUITIES FUND       22,642,219
      VANGUARD                               VANGUARD TARGET RETIREMENT FUND                      1,920,907
      VANGUARD                               VANGUARD TARGET RETIREMENT FUND 2005                 3,318,335
      VANGUARD                               VANGUARD TARGET RETIREMENT FUND 2015                 6,906,245
      VANGUARD                               VANGUARD TARGET RETIREMENT FUND 2025                 3,908,820
      VANGUARD                               VANGUARD TARGET RETIREMENT FUND 2035                 1,620,344
      VANGUARD                               VANGUARD TARGET RETIREMENT FUND 2045                   992,452
                                                                                             --------------
      SUBTOTAL                                                                                  241,368,653
                                                                                             --------------

      SYNTHETIC GUARNTEED INVESTMENT
      CONTRACTS
      DWIGHT ASSET MANAGEMENT                SYNTHETIC GIC 4.41% UNDERLYING INVESTMENTS          54,644,214
      STATE STREET BANK                      SYNTHETIC GIC 4.41% WRAP CONTRACT                    1,071,555
      DWIGHT ASSET MANAGEMENT                SYNTHETIC GIC 4.35% UNDERLYING INVESTMENTS          54,650,762
      TRANSAMERICA                           SYNTHETIC GIC 4.35% WRAP CONTRACT                    1,071,684
                                                                                             --------------
      SUBTOTAL                                                                                  111,438,215
                                                                                             --------------

                                                                                             --------------
      TOTAL PLAN INVESTMENTS                                                                 $1,163,864,074
                                                                                             ==============

                                                                                             --------------
      VARIOUS PARTICIPANTS                   PARTICIPANT LOANS, INTEREST RATE 4.0% -10.5%    $   34,276,549
                                                                                             ==============

*    PARTY IN INTEREST

HISTORICAL COST INFORMATION COLUMN (D) IS NOT PRESENTED ON THIS SCHEDULE SINCE THE INVESTMENTS DISPLAYED ARE PARTICIPANT DIRECTED.

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        CENTERPOINT ENERGY SAVINGS PLAN


                                        By /s/ Byron R. Kelley
                                           -------------------------------------
                                           (Byron R. Kelley, Chairman of the
                                           Benefits Committee of CenterPoint
                                           Energy, Inc., Plan Administrator)

June 19, 2006

                                  EXHIBIT INDEX

23   Consent of McConnell & Jones, LLP